UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Digi International Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-34033	41-1532464
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

11001 Bren Road East Minnetonka, Minnesota	55343
(Address of principal executive offices)	(Zip Code)

David H. Sampsell

Vice President of Corporate Development,

General Counsel & Corporate Secretary

952-912-3444

(Name and telephone number, including area code

of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Digi International Inc. (the “Company,” “we,” “us,” “our”) has filed a Conflict Minerals Report for the reporting period from January 1, 2016 to December 31, 2016 (the “2016 Conflict Minerals Report”), which is referenced in Item 1.02 below, filed as an exhibit to this Form SD and also publicly available on our website at www.digi.com.

Item 1.02	Exhibits

A copy of the Company’s 2016 Conflict Minerals Report is filed as Exhibit 1.01 attached to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report:

Exhibit	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DIGI INTERNATIONAL INC.

By	/s/ David H. Sampsell	May 31, 2017
	David H. Sampsell	(Date)
Vice President of Corporate Development,
General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document Description	Form of Filing

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.	Filed Electronically